UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Wix.com Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 0.01 per share

(Title of Class of Securities)

M98068105

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,908,110
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,908,110
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,908,110*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

PN

* Includes 1,636,034 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,375,969
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,375,969
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,375,969*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

CO

* Includes 1,537,302 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

3

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		277,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

277,200
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

277,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		204,034
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

204,034
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

204,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		204,034
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

204,034
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

204,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		114,179
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

114,179
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

114,179*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 98,732 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

7

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		114,179
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

114,179
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

114,179*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 98,732 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

8

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		318,213
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

318,213
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

318,213*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 98,732 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

9

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		526,202
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

526,202
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

526,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,908,110
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,908,110
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,908,110*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

OO

* Includes 1,636,034 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

11

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,908,110
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,908,110
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,908,110*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

PN

* Includes 1,636,034 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

12

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,908,110
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,908,110
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,908,110*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

OO

* Includes 1,636,034 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

13

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,908,110
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,908,110
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,908,110*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,636,034 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

14

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,908,110
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,908,110
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,908,110*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,636,034 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

15

CUSIP No. M98068105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 838,667 Shares beneficially owned by Starboard V&O Fund is approximately $55,933,293, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 1,537,302 Shares by Starboard V&O Fund is approximately $96,316,437, excluding brokerage commissions. The aggregate purchase price of the 277,200 Shares beneficially owned by Starboard S LLC is approximately $17,819,839, excluding brokerage commissions. The aggregate purchase price of the 204,034 Shares beneficially owned by Starboard C LP is approximately $13,124,820, excluding brokerage commissions. The aggregate purchase price of the 15,447 Shares beneficially owned by Starboard L Master is approximately $962,668, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 98,732 Shares by Starboard L Master is approximately $6,302,472, excluding brokerage commissions. The aggregate purchase price of the 526,202 Shares beneficially owned by Starboard X Master is approximately $34,064,745, excluding brokerage commissions. The aggregate purchase price of the 410,526 Shares held in the Starboard Value LP Account is approximately $29,620,357, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 58,786,662 Shares outstanding, as of October 28, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Report of a Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 3, 2022.

A.	Starboard V&O Fund
(a)	As of the close of business on December 5, 2022, Starboard V&O Fund beneficially owned 2,375,969 Shares, including 1,537,302 Shares underlying certain forward purchase contracts.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 2,375,969
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,375,969
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
16

CUSIP No. M98068105

B.	Starboard S LLC
(a)	As of the close of business on December 5, 2022, Starboard S LLC beneficially owned 277,200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 277,200
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 277,200
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on December 5, 2022, Starboard C LP beneficially owned 204,034 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 204,034
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 204,034
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of 204,034 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 204,034
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 204,034
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Starboard L Master
(a)	As of the close of business on December 5, 2022, Starboard L Master beneficially owned 114,179 Shares, including 98,732 Shares underlying certain forward purchase contracts.

17

CUSIP No. M98068105

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 114,179
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 114,179
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 114,179 Shares owned by Starboard L Master, including 98,732 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 114,179
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 114,179
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 204,034 Shares owned by Starboard C LP and (ii) 114,179 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 318,213
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 318,213
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Starboard X Master
(a)	As of the close of business on December 5, 2022, Starboard X Master beneficially owned 526,202 Shares.

Percentage: Less than 1%

18

CUSIP No. M98068105

(b)	1. Sole power to vote or direct vote: 526,202
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 526,202
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard Value LP
(a)	As of the close of business on December 5, 2022, 410,526 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,375,969 Shares owned by Starboard V&O Fund, (ii) 277,200 Shares owned by Starboard S LLC, (iii) 204,034 Shares owned by Starboard C LP, (iv) 114,179 Shares owned by Starboard L Master, (v) 526,202 Shares owned by Starboard X Master and (vi) 410,526 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 3,908,110
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,908,110
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,375,969 Shares owned by Starboard V&O Fund, (ii) 277,200 Shares owned by Starboard S LLC, (iii) 204,034 Shares owned by Starboard C LP, (iv) 114,179 Shares owned by Starboard L Master, (v) 526,202 Shares owned by Starboard X Master and (vi) 410,526 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 3,908,110
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,908,110
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. M98068105

K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,375,969 Shares owned by Starboard V&O Fund, (ii) 277,200 Shares owned by Starboard S LLC, (iii) 204,034 Shares owned by Starboard C LP, (iv) 114,179 Shares owned by Starboard L Master, (v) 526,202 Shares owned by Starboard X Master and (vi) 410,526 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 3,908,110
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,908,110
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference
L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of (i) 2,375,969 Shares owned by Starboard V&O Fund, (ii) 277,200 Shares owned by Starboard S LLC, (iii) 204,034 Shares owned by Starboard C LP, (iv) 114,179 Shares owned by Starboard L Master, (v) 526,202 Shares owned by Starboard X Master and (vi) 410,526 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 3,908,110
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,908,110
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference
M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,375,969 Shares owned by Starboard V&O Fund, (ii) 277,200 Shares owned by Starboard S LLC, (iii) 204,034 Shares owned by Starboard C LP, (iv) 114,179 Shares owned by Starboard L Master, (v) 526,202 Shares owned by Starboard X Master and (vi) 410,526 Shares held in the Starboard Value LP Account.

20

CUSIP No. M98068105

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,908,110
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,908,110

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed, Starboard V&O Fund entered into forward purchase contracts with Morgan Stanley as the counterparty providing for the purchase of an aggregate of 2,087,302 Shares having an aggregate purchase price of approximately $136,872,217 (each a “MS Forward Contract”). Each of the MS Forward Contracts has a final valuation date of December 13, 2023, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. Starboard V&O Fund has exercised certain of the MS Forward Contracts and thereby acquired 550,000 Shares. Accordingly, Starboard V&O Fund is a party to the remaining MS Forward Contracts providing for the purchase of an aggregate of 1,537,302 Shares.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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CUSIP No. M98068105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2022

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

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CUSIP No. M98068105

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of October 2022 Put Option ($65.00 Strike Price)[1]	(68,000)	1.3619	10/13/2022
Exercise of Forward Contract	550,000	74.1241	10/25/2022
Sale of November 2022 Put Option ($55.00 Strike Price)[2]	(101,300)	0.7823	11/08/2022
Sale of Common Stock	(19,865)	92.4708	12/01/2022
Sale of Common Stock	(87,668)	92.0751	12/01/2022
Sale of Common Stock	(92,771)	91.8705	12/01/2022
Sale of Common Stock	(31,170)	89.4389	12/02/2022
Sale of Common Stock	(103,832)	89.0705	12/02/2022
Sale of Common Stock	(178,961)	86.3483	12/05/2022

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of October 2022 Put Option ($65.00 Strike Price)[1]	(7,900)	1.3619	10/13/2022
Sale of November 2022 Put Option ($55.00 Strike Price)[2]	(11,700)	0.7823	11/08/2022
Sale of Common Stock	(2,318)	92.4708	12/01/2022
Sale of Common Stock	(10,228)	92.0751	12/01/2022
Sale of Common Stock	(10,824)	91.8705	12/01/2022
Sale of Common Stock	(3,636)	89.4389	12/02/2022
Sale of Common Stock	(12,114)	89.0705	12/02/2022
Sale of Common Stock	(20,879)	86.3483	12/05/2022

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of October 2022 Put Option ($65.00 Strike Price)[1]	(5,900)	1.3619	10/13/2022
Sale of November 2022 Put Option ($55.00 Strike Price)[2]	(8,900)	0.7823	11/08/2022
Sale of Common Stock	(1,706)	92.4708	12/01/2022
Sale of Common Stock	(7,528)	92.0751	12/01/2022
Sale of Common Stock	(7,967)	91.8705	12/01/2022
Sale of Common Stock	(2,677)	89.4389	12/02/2022
Sale of Common Stock	(8,916)	89.0705	12/02/2022
Sale of Common Stock	(15,368)	86.3483	12/05/2022

CUSIP No. M98068105

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of October 2022 Put Option ($65.00 Strike Price)[1]	(3,300)	1.3619	10/13/2022
Sale of November 2022 Put Option ($55.00 Strike Price)[2]	(5,000)	0.7823	11/08/2022
Sale of Common Stock	(955)	92.4708	12/01/2022
Sale of Common Stock	(4,213)	92.0751	12/01/2022
Sale of Common Stock	(4,458)	91.8705	12/01/2022
Sale of Common Stock	(1,498)	89.4389	12/02/2022
Sale of Common Stock	(4,990)	89.0705	12/02/2022
Sale of Common Stock	(8,600)	86.3483	12/05/2022

STARBOARD X MASTER FUND LTD

Sale of October 2022 Put Option ($65.00 Strike Price)[1]	(14,900)	1.3619	10/13/2022
Sale of November 2022 Put Option ($55.00 Strike Price)[2]	(23,100)	0.7823	11/08/2022
Sale of Common Stock	(4,399)	92.4708	12/01/2022
Sale of Common Stock	(19,416)	92.0751	12/01/2022
Sale of Common Stock	(20,546)	91.8705	12/01/2022
Sale of Common Stock	(6,903)	89.4389	12/02/2022
Sale of Common Stock	(22,995)	89.0705	12/02/2022
Sale of Common Stock	(39,634)	86.3483	12/05/2022

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Sale of Common Stock	(3,432)	92.4708	12/01/2022
Sale of Common Stock	(15,147)	92.0751	12/01/2022
Sale of Common Stock	(16,029)	91.8705	12/01/2022
Sale of Common Stock	(5,386)	89.4389	12/02/2022
Sale of Common Stock	(17,940)	89.0705	12/02/2022
Sale of Common Stock	(30,921)	86.3483	12/05/2022

_________________________

1 Represents Shares underlying American-style put options sold short in the over the counter market. These put options had an exercise price of $65.00 per Share and expired worthless pursuant to their terms on October 21, 2022.

2 Represents Shares underlying American-style put options sold short in the over the counter market. These put options had an exercise price of $55.00 per Share and expired worthless pursuant to their terms on November 18, 2022.